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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68386

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2021___ AND ENDING _12/31/2021_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _NORTHERN EDGE CAPITAL ADVISORS LLC_

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

747 THIRD AVE, 27TH FLOOR
(No. and Street)

NEW YORK   NY   10017
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ken George   603-380-5435   ken.george@comcast.net
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

SPIELMAN, KOENIGSBERG & PARKER LLP
(Name – if individual, state last, first, and middle name)

1745 BROADWAY #18   NEW YORK   NY   10019
(Address)   (City)   (State)   (Zip Code)

PCAOB #1317
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Goldsmith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northern Edge Capital Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Robert Goldsmith

Title: PRESIDENT & CEO

Nicholas Sorice

Notary Public

Nicholas F. Sorice
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SO6416002
Qualified in New York County
Commission Expires April 5, 2025

This filing contains (check all applicable boxes):**

x (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

x (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

x (d) Statement of cash flows.

x (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

x (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

x (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

x (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NORTHERN EDGE CAPITAL ADVISORS, LLC

Financial Statements and
Supplemental Information

With Reports of Independent Registered Public
Accounting Firm Thereon

Confidential Pursuant to Rule 17a-5(e)(3)

For Year Ended December 31, 2021

NORTHERN EDGE CAPITAL ADVISORS, LLC

TABLE ON CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Edge Capital Advisors, LLC:

Opinion on the Financial Statements

      We have audited the accompanying statement of financial condition of Northern Edge Capital Advisors, LLC (the "Company"), as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northern Edge Capital Advisors, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

      These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

      We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Spielman Koenigsberg & Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Schedule I - Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker LLP

Spielman, Koenigsberg & Parker, LLP have served as Northern Edge Capital Advisors, LLC's auditor since 2010.

New York, New York
March 2, 2022

NORTHERN EDGE CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets

Current	
Cash	$ 1,629,217
Due from parent	110,602
Total assets	**$ 1,739,819**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 4,964
Total liabilities	4,964
Member's Equity	1,734,855
Total liabilities and member's equity	**$ 1,739,819**

The accompanying notes are an integral
part of these financial statements.

NORTHERN EDGE CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2021

Revenue

Advisory services	$ 6,323,697
Miscellaneous revenue	300
Interest revenue	209
Total revenue	6,324,206

Expenses

Salaries and related taxes	792,882
Professional fees	224,490
Rent expense	142,413
Guaranteed payments	135,083
Regulatory fees	21,657
Insurance	16,439
General and administrative	12,301
Total expenses	1,345,265
Net income	**$ 4,978,941**

The accompanying notes are an integral
part of these financial statements.

4

NORTHERN EDGE CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2021

Member's equity, beginning of year	$ 1,220,914
Capital distributions	(4,465,000)
Net income	4,978,941
Member's equity, end of year	$ 1,734,855

The accompanying notes are an integral
part of these financial statements.

5

NORTHERN EDGE CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

Cash flows from operating activities:	
Net income	$ 4,978,941
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in Accounts receivable	1,121,222
Increase in Accounts payable and accrued expenses	(1,366)
Increase in Due to parent company	(38,125)
Increase in Due from parent company	(110,602)
Net cash provided by operating activities	5,950,070
Cash flows used in financing activities:	
Capital distributions	(4,465,000)
Net increase in cash	1,485,070
Cash, beginning of year	144,147
Cash, end of year	$ 1,629,217

The accompanying notes are an integral
part of these financial statements.

NORTHERN EDGE CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2021

1. Description of Organization

Northern Edge Capital Advisors, LLC ("Northern Edge" or the "Company"), formerly BCMS Capital Advisors, LLC is a New York single member limited liability Company that was formed on August 14, 2009. Northern Edge is a wholly-owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the Company is in compliance with FASB ASC 940.

Revenue Recognition

The Company applies provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC) Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when uncertainty associated with the variable consideration is resolved.

The Company provides advisory services on mergers and acquisitions ("M&A"). Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The Company's advisory fees consist of success fees and deferred success fees. Success fees consist of contractually agreed upon percentage of consideration transferred between M&A transactions facilitated by the company. These success fees cannot be less than a contractually agreed upon amount, which varies among contracts. Deferred success fees are generally structured as a percentage of seller's notes, earn out fees, or cash held in escrow

2.   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnities. The Company's advisory services fees of $6,323,697 were recognized at a point in time for the year ended December 31, 2021. There were no advisory services fees recognized over time for the year ended December 31, 2021.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Company's service advisory fees are recorded at a point in time and there were no recorded contract liabilities for the year ended December 31, 2021. Contract assets are recognized as receivables from customers on the accompanying statement of financial condition. The Company recorded no contract assets for the year ended December 31, 2021.

Income Taxes

The Company is a disregarded entity for federal, state and local tax purposes and income taxes are calculated as if the Company filed a separate tax return.

In accordance with US GAAP, the Company applied the standard related to accounting for uncertainty in income taxes and the related disclosures in 2021. The Company has assessed its income tax positions and has recorded no tax liability based upon management's evaluation of the facts, circumstances, and information available at the reporting date. No uncertainties exist that will materially affect management's evaluation at December 31, 2021.

The tax years of 2019, 2020 and 2021 remain subject to examination by federal, state, and local taxing authorities.

Accounts Receivable and Allowance for Doubtful Accounts

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance of doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions and evaluates credit risks associated with its customers on a continuous basis. Accordingly, no allowance for uncollectible accounts receivable is required at December 31, 2021.

2.   Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Exemptive Provisions

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073 as Non-Covered Company. The Company does not receive, hold or handle customer funds or securities and is not required to include Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements.

3. Concentration of Credit Risk

The Company transacts business with several customers and discloses any concentration in revenue from those customers. The Company recognized revenue from transactions with eighteen non-recurring customers during the year ended December 31, 2021.

The Company is a member of the Securities Investor Protection Corporation which provides insurance coverage to investors.

The Company maintains its cash balance at two financial institutions located in the New York metropolitan area which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2021, uninsured balance at the financial institutions is $1,358,230. No losses have been incurred to date.

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $1,624,253 as of December 31, 2021. The SEC required net capital was $5,000 and excess net capital was $1,619,253 as of December 31, 2021.

6. Related Party Transactions

The Company is a wholly-owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company, including guaranteed payments to the Company's president, and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The total expenses allocated to the Company from the Parent were $1,155,440 for the year ended December 31, 2021. There was $110,602 advanced in excess of allocated expenses to the Parent as of December 31, 2021.

The Company maintains a related party relationship with BCMS Corporate NA, Ltd, an entity in which the Company's president has a significant ownership share. The Company is charged certain expenses related to the facilitation of securities transactions by the Company in which BCMS Corporate NA, Ltd provides services. The total expenses allocated to the Company from BCMS Corporate NA, Ltd were $175,188. There was no outstanding balance payable to BCMS Corporate NA, Ltd as of December 31, 2021.

The Company and the affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were unaffiliated.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date between the buyer and seller. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels.

The Company is indemnified against certain fraudulent acts committed by employee or third parties under a Fidelity Bond Agreement jointly held by the Company and its Parent.

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

8. Subsequent Events

The Company has evaluated subsequent events through March 2, 2022, the date on which the financial statements were available to be issued and determined there were no events that require to be measured or disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

NORTHERN EDGE CAPITAL ADVISORS, LLC

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

Total Member's equity	$ 1,734,855
Less: nonallowable assets:	
Total non-allowable assets	(110,602)
Net capital	1,624.253
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	5,000
Capital in excess of minimum requirement	1,619,253

Schedule of Aggregate Indebtedness

Total liabilities	4,964
Aggregate indebtedness	$ 4,964
Ratio of aggregate indebtedness to net capital	.31 : 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of December 31, 2021.

SKP | Spielman Koenigsberg & Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Edge Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Northern Edge Capital Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging in private placement of securities and corporate consulting. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Spielman Koenigsberg & Parker LLP

New York, New York
March 2, 2022

1675 Broadway, 20th Floor, New York, NY 10019 | T: 212. 453. 2500 | F: 212. 453. 2550 | SKPNY.COM

NORTHERN EDGE CAPITAL ADVISORS, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5
For the Year Ended December 31, 2021

Northern Edge Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1.) The Company does not claim an exemption from 17 C.F.R. 240,15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.
2.) The Company is engaged in private placement of securities and corporate consulting.
3.) As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3, during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent year without exception.

I, Robert Goldsmith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Robert Goldsmith, President

Date: February 28, 2022